                                                                 August 14, 1998

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                      Columbia Energy Services Corporation
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                                File No. 70-8145


Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated April 22, 1993 authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended (the "application"), the undersigned hereby certifies to the Commission that the balance sheet and income statement filed with this interim report reflect in all material respects the results of operations of Columbia Energy Services Corporation for the calendar quarter ended June 30, 1998.




                                            Very truly yours,

                                            COLUMBIA ENERGY SERVICES CORPORATION


                                            By:  //s//J. W. Trost
                                                 ------------------------------
                                                 J. W. Trost, Vice President

                      Columbia Energy Services Corporation
                                  Balance Sheet
                              As of June 30, 1998
                                     ($000)


ASSETS

Property, Plant and Equipment
  Gas utility and other plant, at original cost          14,190
  Accumulated depreciation and depletion                 (2,646)
                                                        -------
Net Property, Plant and Equipment                        11,544
                                                        -------

Current Assets

  Cash and temporary cash investments                     5,292
  Accounts receivable, net
    Customers                                           457,884
    Intercompany                                         37,762
    Other                                                 1,570
  Other inventories at average cost                           1
  Prepayments                                            17,536
  Other                                                   4,661
                                                        -------

Total Current Assets                                    524,706
                                                        -------

Deferred Charges                                         15,432
                                                        -------

TOTAL ASSETS                                            551,682
                                                        =======

                      Columbia Energy Services Corporation
                                  Balance Sheet
                               As of June 30, 1998
                                     ($000)


CAPITALIZATION AND LIABILITIES

Capitalization
  Common Stock Equity
     Common stock, $10 par value (419,657 shares
     outstanding)                                                  4,197
     Additional paid-in capital                                   26,336
     Retained earnings                                            (7,239)
                                                                 -------

  Total common stock equity                                       23,294
  Long-term debt                                                      --

Total Capitalization                                              23,294
                                                                 -------

Current Liabilities
    Accounts and drafts payable                                  363,498
    Intercompany  short-term loans                                57,269
    Intercompany accounts payable                                 27,315
    Accrued taxes                                                 (5,422)
    Accrued interest                                                  --
    Other                                                         19,095
                                                                 -------

Total Current Liabilities                                        461,755
                                                                 -------

Other Liabilities and Deferred Credits
    Income taxes, noncurrent                                         829
    Investment tax credits                                            --
    Postretirement benefits other than pensions                      161
    Other                                                         65,643
                                                                 -------

Total Other Liabilities and Deferred Credits                      66,633
                                                                 -------

TOTAL CAPITALIZATION AND LIABILITIES                             551,682
                                                                 =======

                      Columbia Energy Services Corporation
                                Income Statement
                          Quarter Ending, June 30, 1998
                                     ($000)


Operating Revenues                                     873,221

Operating Expenses
    Products purchased                                 861,425
    Operation & Maintenance                             18,049
    Depreciation                                           746
    Other taxes                                            591
                                                       -------

Total Operating Expenses                               880,811
                                                       -------

Operating Income (Loss)                                 (7,590)
                                                       -------

Other Income (Deductions)
    Interest income and other, net                         433
    Interest expense and related charges                (1,852)
                                                       -------

Total Other Income (Deductions)                         (1,419)
                                                       -------

Income (Loss) Before Income Taxes                       (9,009)

Income Taxes                                            (3,124)
                                                       -------

Net Income (Loss)                                       (5,885)
                                                       =======